PRESS RELEASE

CZN-TSX CZICF-OTCBB	FOR IMMEDIATE RELEASE June 21, 2010

VATUKOULA GOLD MINES THIRD QUARTER OPERATIONAL RESULTS

Vancouver, British Columbia, June 21, 2010 - Canadian Zinc Corporation (TSX: CZN; OTCBB: CZICF) reports that Vatukoula Gold Mines Plc, has announced  preliminary operational results from its 100% owned Vatukoula Gold Mine in Fiji for the third quarter  and nine months ended 31 May 2010.

Vatukoula Gold Mines plc (“VGM”) is a UK company, listed on the AIM Market of the London Stock Exchange, (AIM: VGM) which owns and operates the Vatukoula Gold Mine located in Fiji.  Canadian Zinc holds 628.6 million shares of VGM representing approximately 17% of VGM’s shares.

The following information and commentary has been derived from VGM’s announcement dated June 21, 2010.

Operational Highlights

•	Gold recovered increased to 38,402 ozs for the Nine Months (2009: 26,313 ozs) and 13,306 ozs for the Third Quarter (Q2: 12,869 ozs)

•	Gold sales of 35,391 ozs for the Nine Months (2009: 26,629 ozs) and 11,299 ozs for the Third Quarter (Q2: 15,267 oz).

•	Third Quarter underground production increased to 71,534 tonnes, (Q2: 62,606 tonnes)

•	Mine net earnings for the Nine Months increased to £7.3 million compared to a loss of £1.2 million for the same period in 2009 (unaudited)

•
Cash costs per ounce of gold recovered was US$679/oz for the Nine Months and US$751/oz for the Third Quarter, compared to US$927/oz for the first nine months ended 31 May 2009 and US$684/oz in the second quarter (unaudited)

•
Cash costs per tonne of ore mine reduced to US$81 per tonne for the Third Quarter and US$84 per tonne for the Nine Months, compared to US$86 per tonne in the previous quarter and US$148 per tonne in the  nine months ended 31 May 2009 (unaudited)

•	New Exploration programme initiated to explore the extensive Vatukoula properties

Vatukoula commented that it is very encouraged with the steady increase in underground ore mined and in total gold production and remains confident that the Vatukoula Mine can achieve its planned production level at a rate of 100,000 ounces of gold per year during 2011.

	Mar 2010 - May 2010 Q3	Dec 2009 - Feb 2010 Q2	Sept 2009 - Nov 2009 Q1	9 Months to 31 May 2010	9 Months to 31 May 2009
Underground Mining / Sulphide Processing
Ore mined (t)	71,534	62,606	45,105	179,245	168,831
Average grade (g/t)	6.93	6.93	8.34	7.28	6.75
Ore delivered (t)	65,944	58,230	43,406	167,580	143,111
Sulphide head grade (g/t)	5.87	6.60	8.63	6.85	6.70
Oxide Plant
Ore delivered (t)	56,856	43,472	43,900	144,228	-
Oxide head grade (g/t)	1.87	1.99	1.93	1.93	-
Total
Development (metres)	2,371	2,036	1,664	6,071	4,074
Ore processed (t) ( Sulphide + Oxide)	123,372	102,302	86,329	312,003	143,033
Average ore head grade (g/t)	4.07	4.64	5.29	4.59	6.70
Total Recovery (%)	82.20%	84.14%	84.28%	83.11%	85.37%
Gold recovered * (oz)	13,306	12,869	12,227	38,402	26,313
Gold shipped (oz)	11,299	15,267	8,826	35,391	26,629
Cash Costs
Cash cost / recovered ounce** (US$) (unaudited)	751	684	584	679	927
Cash cost / tonne*** (US$) (unaudited)	81	86	83	84	148
Average realised gold price (US$ / oz)	1,161	1,104	1,096	1,125	850
Mine net earnings (loss) (£ ,000) (unaudited)	1,545	4,586	1,292	7,311	(1,173)
* includes gold which has been partially processed, but not produced as gold dore or shipped
** excludes amortization and depreciation, unrealised foreign exchange rate movements, provisions, and gold stock movements
*** only includes mining and milling plus royalties

Underground Mining and Development

Ore mined for the Nine Months increased to 179,245 tonnes from 168,831 tonnes in the first nine months of the previous year.  The continued ramp up in underground production has shown a steady increase in ore mined for the past three quarters rising from 45,105 tonnes in the first quarter, to 62,606 tonnes in the second quarter and to 71,534 tonnes in the third quarter.  The grade of underground ore mined for the Nine Months was 7.28 grams gold per tonne (g/t), up from 6.75 g/t in the previous year, and has remained relatively constant at 6.93 g/t for the past two quarters.

The increased production figures over the Nine Months is a result of the capital investment programme which has increased plant and equipment availability, specifically in  ore loading and transport capabilities. Underground development has increased steadily from 1,664 meters in the first quarter to 2,036 meters in the second quarter and to 2,371 meters in the third quarter.

Milling operations

The Vatukoula Treatment Plant (“VTP”) continued to operate satisfactorily during the period.  For the Nine Months the VTP processed a total of 312,003 tonnes of combined sulphide and oxide ores at an average grade of 4.59 g/t, which was a significant increase in total tonnes treated from 143,033 tonnes in the nine months of the previous year.  In the third quarter the VTP treated a total of 123,372 tonnes of ore which represented an increase of 20% over the previous quarter.

For the third quarter the VTP processed 65,944 tonnes of sulphide ore at a grade of 5.87 g/t, compared to 58,230 tonnes at a grade of 6.6 g/t in the second quarter and 43,406 tonnes at a grade of 8.63 g/t in the first quarter.

The oxide circuit continued to operate exceptionally well in the third quarter, treating 56,856 tonnes at a grade of 1.87 g/t, up from 43,472 tonnes at  1.99 g/t in the second quarter.

During the Nine Months, 38,402 ounces of gold were recovered of which 35,391 ounces were shipped and sold. For the third quarter 13,306 ounces of gold were recovered and 11,299 ounces sold. The changes in gold shipped over the first three quarters of the year are due to variations in the drawdown of the gold-in-circuit which arose as a result of a shut down for repairs carried out in the first quarter.

Financial results and Operating Costs (Unaudited)

For the Nine Months, VGM recorded mine net earnings of £7.3 million, (unaudited) a very substantial increase from the loss of £1.1million (unaudited) recorded in the equivalent period of the previous year.

Mine net earnings for the third quarter were recorded at £1.5 million (unaudited) down from £ 4.6 million (unaudited) in the second quarter, and compared to £1.3 million (unaudited) in the first quarter. The variation in earnings between the second and third quarters is primarily due to the drawdown of gold-in-circuit in the second quarter which resulted in an increase in gold shipped and mine net earnings in that quarter.

Cash operating costs per ounce of gold recovered were US$679 per ounce for Nine Months, down from US$927 in the same period last year. For the third quarter the operating cash cost increased to US$751 per ounce of gold recovered, a 10% increase over the previous quarter cash cost of US$684 per ounce primarily as a result of the lower grade mined.

Vatukoula remains confident that a sustainable increase in gold production will reduce operating costs on a per ounce basis to below US$600 per ounce, assuming an oil price of below US$80 per barrel.

In this Third Quarter cash operating costs per tonne were US$81 per tonne mined and milled, a 6% reduction from US$86 per tonne mined and milled in the previous quarter. For the Nine Months cash operating costs per tonne were reduced to US$84 per tonne down from US$148 per tonne in the previous year.

The average gold price realized for the Nine Months was US$1,125 per ounce, up very significantly from US$850 per ounce realized in the previous year. For the third quarter the average realized gold price was US$1,161, a slight increase from US$1,104 in the previous quarter.

Capital Expenditure Programme

For the financial year to August 2010 VGM expects that it will have invested approximately US$10 million on each of capital items and on mine development.  The capital expenditure program has improved the availability and reliability of the underground pumping equipment, underground exploration equipment and the underground mining fleet as well as enabling essential upgrades and repairs to the Treatment Plant.

Exploration

The Vatukoula Mine and surrounding areas are believed to have excellent potential for the discovery of additional high grade gold mineralization.  VGM has initiated a study to collate the extensive exploration database at Vatukoula and to design an exploration programme.
The focus of the proposed exploration will be threefold: firstly to identify high-grade areas within the current mining infrastructure, secondly to identify new areas in close proximity to the mine to enable mine expansion and, thirdly to undertake exploration over the Vatukoula prospecting areas. Commencement of this exploration programme represents the first comprehensive programme to evaluate the exploration potential of the Vatukoula Mine area and the Tavua caldera in over 10 years.  The initial study is anticipated to be completed in August 2010 following which VGM will initiate the field programmes.

Cautionary note:  The historic and forward-looking information presented above with regard to the operations of Vatukoula Gold Mines Plc has been summarized from VGM’s publicly announced documents.

For further information:  www.vatukoulagoldmines.com

About Vatukoula Gold Mines plc:

Vatukoula Gold Mines plc is a UK company, listed on the AIM Market of the London Stock Exchange, which currently owns and operates the Vatukoula Gold Mine located in Fiji.

The Vatukoula Gold Mine has an operational history of over 70 years during which time it is reported to have produced some seven million ounces of gold and over two million ounces of silver from the treatment of around 22,500,000 tonnes of ore.  Production at the mine was suspended by the previous owners in 2006.

VGM acquired the Vatukoula Gold Mine in April 2008 and has since then re-established gold mining operations.  Current planning is to restore mine operations to a rate of 110,000 ounces per year.  VGM has reported that the Mine has a Proven and Probable Reserve of 858,000 ounces of gold and a Measured, Indicated and Inferred resource of 5.15 million ounces of gold. (These reserve and resource figures have been prepared in accordance with the JORC reporting standards and are not in compliance with National Instrument 43-101).  VGM has no forward gold sales and no bank debt.

About Canadian Zinc:

Canadian Zinc holds 628.6 million shares of Vatukoula Gold Mines plc, representing approximately 17% of VGM’s outstanding shares.

Canadian Zinc’s principal focus is its efforts to advance the Prairie Creek Mine, a zinc/lead/silver property located in the Northwest Territories of Canada, towards production. The Prairie Creek Mine is partially developed with an existing 1,000 tonne per day mill and related infrastructure.

Cautionary Statement - Forward Looking Information
This press release contains certain forward-looking information, including, among other things, estimates relating to production volumes and related costs of production at the Vatukoula Gold Mine.  This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management’s expectations with respect to, among other things, future production and sales volumes at the Vatukoula Gold Mine, the timing and availability of capital equipment, the size and quality of mineral resources, future trends for the company, progress in development of mineral properties, capital costs, mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings, the timing of exploration, development and mining activities, acquisition of shares in other companies and the financial results of the company.  There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company does not currently hold a permit for the operation of the Prairie Creek Mine.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.  Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves.  There is no certainty that mineral resources will be converted into mineral reserves.

Cautionary Note to United States Investors
The United States Securities and Exchange Commission (“SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  We use certain terms in this press release, such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC.

For further information contact:
John F. Kearney	Alan B. Taylor
Chairman	VP Exploration & Chief Operating Officer
(416) 362- 6686	(604) 688- 2001
Suite 700 – 220 Bay Street Toronto, ON M5J 2W4 Tel: (416) 362-6686 Fax: (416) 368-5344	Suite 1710-650 West Georgia Street, Vancouver, BC V6B 4N9 Tel: (604) 688-2001 Fax: (604) 688-2043 Tollfree:1-866-688-2001
E-mail: invest@canadianzinc.com      Website:  www.canadianzinc.com